COMMENTS RECEIVED ON MAY 3, 2016

FROM EDWARD BARTZ

FIDELITY COLCHESTER STREET TRUST (File Nos. 002-74808 and 811-03320)

Prime Reserves Portfolio

POST-EFFECTIVE AMENDMENT NO. 76

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Spartan Large Cap Value Index Fund

Spartan Large Cap Growth Index Fund

Spartan Total International Index Fund

POST-EFFECTIVE AMENDMENT NO. 315

1. Spartan Large Cap Value Index Fund and Spartan Large Cap Growth Index Fund

C: Since the Russell 1000 Value Index and the Russell 1000 Growth Index each include companies as small as 2.5 billion, the Staff requests that we either remove "large cap" from each fund name or add an 80% policy to invest each fund's assets in large cap securities included in the applicable Russell index and provide a market capitalization definition of large cap.

R: The Staff has indicated that an investment company may use "any reasonable definition" to define a fund's capitalization range, and may consider industry indices for that purpose (Frequently Asked Questions About Rule 35d-1 (Investment Company Names FAQ)). The index provider defines the Russell 1000 Growth and Russell 1000 Value Indices as being designed to measure the performance of "the large-cap growth segment" and "the large-cap value segment," respectively, of the U.S. equity market, which we have disclosed in the "Principal Investment Strategies" section. Moreover, as the capitalization range of each index varies over time, we believe it is more appropriate to identify a well-publicized index by name rather than giving a snap shot of the capitalization. Because we believe that such definition is reasonable and consistent with the Staff's interpretation of Rule 35d-1, we have not modified the disclosure.

2. Spartan Large Cap Value Index Fund and Spartan Large Cap Growth Index Fund

"Fund Summary" (prospectuses)

"Principle Investment Strategies"

C: The Staff requests that we describe the value aspect of the fund's name for Spartan Large Cap Value Index Fund and the growth aspect of the fund's name for Spartan Large Cap Growth Index Fund in "Principle Investment Strategies."

R: Spartan Large Cap Value Index Fund has a principal investment strategy to invest at least 80% of its assets in the Russell 1000 Value Index, an index that measures the performance of large cap "value" stocks. Spartan Large Cap Growth Index Fund has a principal investment strategy to invest at least 80% of the its assets in the Russell 1000 Growth Index, an index that measures the performance of large cap "growth" stocks. We believe the value aspect and growth aspect of the Spartan Large Cap Value Index Fund and the Spartan Large Cap Growth Index Fund, respectively, are succinctly described in in the "Principal investment Strategies" section, as well as elsewhere in the prospectus. Additional disclosure highlighting investing in "growth" or "value" stocks is also included in the "Principal Investment Risks" and "Investment Details" sections. Accordingly, we have not included additional disclosure.

3. Spartan Large Cap Value Index Fund and Spartan Large Cap Growth Index Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Lending securities to earn income for the fund"

C: The Staff requests that we add a corresponding securities lending risk to the "Principal Investment Risks" section.

R: In response to previous Staff comments regarding securities lending risk disclosure, we added disclosure from the "Fund Basics" section to the "Fund Summary" section that discusses counterparty risk and other risks associated with securities lending transactions. We continue to be of the view that adding identical disclosure under a separately titled securities lending risk disclosure tile would be duplicative of existing disclosures.

4. Spartan Large Cap Value Index Fund and Spartan Large Cap Growth Index Fund

"Fund Summary" (prospectuses)

"Portfolio Manager(s)"

C: The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R: We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

5. Spartan Large Cap Value Index Fund and Spartan Large Cap Growth Index Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we explain whether derivatives will be included in the calculation of the fund's compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm to us that the notional value of the fund's derivatives will not be included toward the 80% policy.

R: Though we understand that in appropriate circumstances derivatives may qualify for the fund's name test, we confirm that at this time the fund is not expected to count derivatives toward its 80% policy and that the notional value of the fund's derivatives would not be included toward the 80% policy.

6. Spartan Total International Index Fund

"Fund Summary" (prospectus)

"Fee Table"

"[(b) Fidelity Management & Research Company (FMR) has contractually agreed to reimburse Institutional Class and Fidelity Advantage® Institutional Class of the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of their respective average net assets, exceed 0.10% and 0.07%. These arrangements will remain in effect through December 31, 2017. FMR may not terminate these arrangements before the expiration date without the approval of the Board of Trustees.]"

C: If the reimbursement is subject to recoupment, the Staff requests we disclose that.

R: We direct the Staff to the following disclosure in "Fund Management - Advisory Fees":

"From time to time, the Adviser or its affiliates may agree to reimburse or waive certain fund expenses while retaining the ability to be repaid if expenses fall below the specified limit prior to the end of the fiscal year.

Reimbursement or waiver arrangements can decrease expenses and boost performance."

7. Spartan Total International Index Fund

"Fund Summary" (prospectus)

"Fee Table"

"[(b) Fidelity Management & Research Company (FMR) has contractually agreed to reimburse Institutional Class and Fidelity Advantage® Institutional Class of the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of their respective average net assets, exceed 0.10% and 0.07%. These arrangements will remain in effect through December 31, 2017. FMR may not terminate these arrangements before the expiration date without the approval of the Board of Trustees.]"

C: The Staff requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R: There is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

8. All funds

"Investment Policies and Limitations" (SAI)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. In addition, the Staff requests that we disclose that when a fund is a protection buyer in a default credit swap, it will segregate assets equal to the total amount of required premium payments plus prepayment penalties.

R: We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. In addition, we confirm that, if a fund is a protection buyer in a credit default swap, it would expect at this time to segregate assets at least equal to the total amount of required premium payments, plus any prepayment penalties. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

9. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

10. Prime Reserves Portfolio

C: The Staff asserts that much of the disclosure is inappropriate for a prime fund and requests we confirm that the fund will file a 485(a) filing at least 60 days prior to the October implementation date to comply with the new rule 2a-7.

R: The fund notes that the compliance date for the disclosure requirements with respect to floating NAV, liquidity fees and redemption gates is October 14, 2016 (unless a money market fund elects to comply with these requirements at an earlier date). In accordance with the 2014 Money Market Fund Reform Frequently Asked Questions prepared by the staff of the Division of Investment Management, the fund will update its disclosure as it relates to floating NAV, liquidity fees and redemption gates by a prospectus supplement filed pursuant to Rule 497 under the Securities Act of 1933 when the fund converts from a stable NAV fund to a floating NAV. As part of its next annual update cycle, the fund intends to update its registration statement to incorporate this disclosure by filing a post-effective amendment pursuant to Rule 485(a) under the act.

11. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.